Filed by Procaps Group pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following is a joint press release made by Union Acquisition Corp II and Procaps Group, SA on July 26, 2021.

Procaps Group Provides Preliminary Update for Second Quarter 2021 Financial Results; Proposed Business Combination with Union Acquisition Corp. II Remains on Track

Second Quarter 2021 Net Revenues Expected to Increase Over 25% Year-Over-Year, Resulting in First Half of 2021 Increasing Over 30% Year-Over-Year

Company to Report on Second Quarter 2021 Results and Provide Full Year 2021 Guidance on August 12, 2021

Analyst Day and Investor Day Planned for Thursday, August 19th, at 10:00 a.m. Eastern Time

BARRANQUILLA, COLOMBIA – July 26, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, today provided preliminary estimates of its second quarter 2021 net revenues for the three months ended June 30, 2021. In conjunction with the preliminary estimates, the Company also provided a business update and key milestone announcements ahead of its proposed business combination with Union Acquisition Corp. II (NASDAQ: LATN, LATNU, LATNW) (“LATN”), a publicly-traded special purpose acquisition company. Procaps plans to announce its second quarter 2021 financial results on Thursday, August 12, 2021.

Key Second Quarter Operational Highlights

•	Second quarter net revenues expected to increase over 25% versus year ago period.
•	Across all five strategic business units (Procaps Colombia, Nextgel, CAN, CASAND & Diabetrics) there was a significant increase in demand for Procaps products and services.
o	Procaps Colombia and CASAND had the highest growth as a result of both demand across the board on a variety of products, both Rx and OTC, and new product launches which have led to an increase in market share gains.

o	Diabetrics experienced a similar growth in the second quarter 2021 y-o-y as it did in the first quarter 2021, benefiting from sales from the launch of a new insulin.

o	Clinical Specialties business line demonstrated growth in sales due to higher demand of anesthetic products from intensive care units in hospitals.

•	CEO Ruben Minski joined the Colombian Vice President led government and private sector delegation to conduct meetings with American business and public policy leaders with the objective of strengthening commercial ties, investor confidence and relations between Colombia and the United States.

•	Reddit Investor Interview with Union Acquisition Corp. II CEO Kyle Bransfield
o	Investor interview here
o	Investor frequently asked questions (FAQ) created and found here
•	Filing of the registration statement on Form F-4 in June of 2021 in connection with Procaps Group’s proposed business combination with Union Acquisition Corp. II.

Expected Milestones to Completion of Business Combination Include:

•	Second quarter 2021 financial results – Thursday, August 12, 2021
•	Virtual investor and analyst day planned for Thursday, August 19, 2021. Company to showcase senior leadership team and key growth initiatives
•	LATN Shareholder vote – September 2021
•	Business combination close and listing on Nasdaq Capital Market under new ticker symbol “PROC” – approximately end of September 2021

Management Commentary

“Our strong financial performance has continued into the second quarter of 2021 as evidenced by our net revenue growth of over 25% year-over-year,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “Four out of five of our business units experienced double-digit revenue growth mainly due to due to the rapid ramp-up of new product launches and continued roll-out into new geographies with measured improvements to our inventory rotations.”

“As we look to the future in terms of growth and collaborations, I recently joined the Colombian Vice President and Foreign Minister Marta Lucía Ramírez and a group of government and private-sector officials to meet with American business and public policy leaders to strengthen commercial ties, investor confidence and relations between Colombia and the United States. Trust and a collaborative relationship between the government and the private sector have been key factors in our internationalization strategy and growth in new markets, and the adoption of new standards for different business sectors through the implementation of public policies that support the sustainability of private companies as well as the active and significant contribution of the private sector in different areas such as employability and innovation. These initiatives generate an unequivocal engine for sustainable development in Colombia and a blueprint for Procaps’ long-term growth model.”

“In summation, we are very proud to be able to inspire other organizations and entrepreneurs in the region to dare and seek to conquer new markets and adopt corporate governance best practices that not only generate success and well-being for the members of the company but also contribute to the construction of a bigger base of good-quality and sustainable jobs.”

“We look forward to providing a full update on our second quarter financial results expected to be reported in mid-August along with an update to our full year 2021 net revenue and adjusted EBITDA guidance. I am also happy to report that our business combination with UAC II remains on track and following our reported Q2 results, we will host our first investor and analyst day introducing our senior leadership team along with our strategic growth initiatives,” concluded Minski.

About Proposed Business Combination with Union Acquisition Corp. II

Completion of the business combination, which is expected to close in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions, including the Registration Statement being declared effective by the SEC. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the business combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the business combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the business combination. The PIPE will close concurrently with the business combination. Subject to any redemptions by LATN shareholders, there is approximately $136.9 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $236.9 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Procaps Group’s business and operations, proposed business combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement on Form F-4 can be viewed here: https://investor.procapsgroup.com.

Proposed Business Combination Highlights

•	Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

•	Procaps Group’s state-of-the-art manufacturing capabilities provide innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

•	Procaps Group today is the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.

•	As of December 31, 2020, Procaps Group employed over 4,700 people across 13 countries, and has a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

•	Procaps Group generated net revenue of $331 million, Adjusted EBITDA of $85 million and Adjusted EBITDA on a constant currency basis of $93 million in 2020 and is on track to reach $397 million in net revenue and $105 million in Adjusted EBITDA in 2021. The adjusted EBITDA figures do not include any one-time add backs specifically for provisions required by IFRS. Procaps Group expects full-year Adjusted EBITDA margin expansion from 18% in 2019 to 26% in 2021 with strong positive free cash flow. Approximately 44% of Procaps Group revenue in 2020 was USD-denominated.

•	Transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.
•	Transaction is expected to enable further investment in growth and new product categories and positions Procaps Group to capitalize on favorable regional dynamics through organic growth in B2B & B2C segments.

•	Transaction also positions the Company to drive inorganic growth through a roll-up strategy focused on mid-sized companies in the region. The Company’s M&A plan will focus on pharma and CDMO targets, as well as the possibility for transformational acquisitions in the future.

•	Transaction represents attractive entry valuation at 10.75X estimated 2021 EV/EBITDA multiple versus global CDMO and pharmaceutical industry comparable companies.

•	Combined company to have an implied initial enterprise value of approximately $1.1 billion, and expected gross cash proceeds of $236.9 million (before transaction-related expenses and the redemption of certain shares held by IFC) after closing, including a $100 million fully-committed PIPE.

•	Combined company strategically positions Procaps Group as a differentiated Latin American integrated pharma company leveraging a proprietary and proven M&A strategy that has the potential to deliver significant Adjusted EBITDA growth and margin expansion.

•	The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors.

•	Transaction is expected to close in the third quarter of 2021, with the combined company expected to be listed on the Nasdaq Capital Market under the symbol “PROC.”

Procaps Group Business and Operational Highlights

Leading regional pharmaceutical player with global reach and accomplished management team

•	Founded in 1977 by the Minski Family with 4,700+ employees across 13 countries as of December 31, 2020
•	Net revenue of $331 mm in 2020 and projected $397 mm for 2021
•	Innovative delivery technologies transform branded generics into differentiated products

In-house R&D capabilities driving attractive growth opportunities

•	Avenues for growth with a robust pipeline and a high product renewal rate
•	Focus on differentiated, high margin, and high barrier-to-entry products

Leading pharmaceutical integral CDMO specialized in softgels

•	A preferred supplier to the global pharmaceutical companies
•	Top 3 global player by softgel production capacity, with strong growth potential and long-standing reputable clients including Glaxo, Pfizer and Abbott

Proprietary portfolio of branded Rx and OTC products

•	Robust proprietary portfolio with strong growth rates
•	99% of product portfolio is proprietary

Positioned to capitalize on favorable regional dynamics

•	LatAm’s pharma sales expected to outperform global growth
•	Healthcare expenditure expected to reach a 7% CAGR from 2020 – 2022
•	LatAm’s aging population expected to increase boosting demand for pharma

Strong history and focus on ESG Principles

•	Resource saving polices, HR & social programs and governance are important to Procaps Group

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will be become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, filed a Registration Statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including expected net revenue increase for the three months ended June 30, 2021; 2021 net revenue, Adjusted EBITDA and Adjusted EBITDA margin guidance; the expected gross cash proceeds from the Procaps Group business combination and its effects on expansion; expectations related to increased demand and market share for certain Procaps Group products and services; expectations relating to the growth of Procaps Group’s B2B and B2C business, capacity expansion, plant improvements, working capital investments, e-health platform and R&D expenses; expectations related to potential M&A acquisitions; the closing of the business combination transaction; and expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522